# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARNIVAL CORP, CIK 0000815097
CUSIP: 143658300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3655 NW 87TH AVE, PO BOX 1347, MIAMI, Florida (FL), 33178-2428
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000092230

## Reporting persons
- TRUIST FINANCIAL CORP: type of reporting person: investment adviser (IA), parent holding company or control person (HC), bank (BK); citizenship or place of organization: North Carolina (NC); sole voting power 53,131; shared voting power 0; sole dispositive power 93,745.36; shared dispositive power 160; aggregate amount beneficially owned 93,905.36 (0% of the class)
  Comment: Filing completed as part of internal effort to remediate filings not previously submitted. Current ownership is less than 5% ownership. Filing of less than 5% ownership should have been submitted in 2020.
  
  This filing is solely to correct the year noted on the 7/15/2025 filing from 2022 to 2020.

## Item 1. Issuer
Name of issuer: CARNIVAL CORP
Address of issuer's principal executive offices: 3655 NW 87TH AVE, PO BOX 1347, MIAMI, FLORIDA, 33178-2428.

## Item 2. Person Filing
Name of person filing: Truist Financial Corporation as Parent Holding Company for Truist Advisory Services, Inc. an affiliated Registered Investment Advisor and Truist Bank in various fiduciary capacities
Address of principal business office or, if none, residence:
214 North Tryon Street
Charlotte, NC 28202
Citizenship:
Truist Financial Corporation is a North Carolina Corporation;
Truist Advisory Services, Inc. is a Delaware Corporation;
Truist Bank is North Carolina Commercial Banking Association

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 93905.358
Percent of class: 0.008
Sole power to vote or to direct the vote: 53131
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 93745.358
Shared power to dispose or to direct the disposition: 160

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TRUIST FINANCIAL CORP: Edward M. Kwiatkowski, Vice President (07/16/2025)